Independent Auditors' Consent


The Board of Directors
Ithaca Industries, Inc.

We consent to incorporation by reference in the registration statement (No. 333-32429) on Form S-8 of Ithaca Industries, Inc. of our report dated March 27, 1998, relating to the consolidated balance sheets of Ithaca Industries, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended January 31, 1998; the 10-week period ended February 1, 1997; the 42-week period ended November 22, 1996; and the year ended February 2, 1996, and the related financial statement schedule, which report appears in the January 31, 1998 annual report on Form 10-K of Ithaca Industries, Inc.


                              KPMG Peat Marwick LLP

                              /s/ KPMG Peat Marwick LLP


Atlanta, Georgia
April 30, 1998